MagnaChip Semiconductor Corporation

c/o MagnaChip Semiconductor, Ltd.

215, Daesin-ro, Heungdeok-gu

Cheongju-si, Chungcheongbuk-do, 28429, Republic of Korea

Office +82 43 718 3535

jonathan.kim@magnachip.com

September 14, 2017

VIA EDGAR

Martin James

Senior Assistant Chief Accountant

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549

Re:	MagnaChip Semiconductor Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 21, 2017
File No. 001-34791

Dear Mr. James:

MagnaChip Semiconductor Corporation (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated August 30, 2017, relating to the aforementioned Form 10-K. For reference purposes, the text of your letter dated August 30, 2017, has been reproduced herein (in bold), with the Company’s response following such text. Unless the context otherwise requires, references to “MagnaChip,” “our,” “us,” or “we” mean MagnaChip Semiconductor Corporation on a consolidated basis with its wholly owned subsidiaries.

Form 10-K for the Fiscal Year Ended December 31, 2016

Consolidated Financial Statements

Note 4. Inventory, page 96

1.	We note your response to comment 1. In future periods in which you present the roll-forward, revise the table to separately show the gross amounts of inventory impairment charges recorded pursuant to ASC 330-10-35-2 in each period. Further, revise the inventory discussion in the Critical Accounting Policies and Estimates section of Management’s Discussion and Analysis to quantify the impairment charges recorded in each period. When material in future periods, revise your Gross Profit discussions on pages 61 and 66 to disclose the impact of the sale of previously impaired inventory on gross margins. Refer to Item 303(a)(3) of Regulation S-K and Section V of SEC Release 33-3850.

Response: The Company respectfully acknowledges the Staff’s comment and in future filings in which the Company presents the roll-forward table, the Company will show separately the gross amount of inventory reserve charged to cost of sales and the reduction of reserve for the sale of previously reserved inventory in each period.

In addition, in future filings where applicable the Company will revise the inventory discussion in the Critical Accounting Policies and Estimates section of Management’s Discussion and Analysis to quantify the impairment charges recorded in each period. The Company’s proposed disclosure based on its 2016 Form 10-K is as follows (added language is underlined):

MagnaChip Semiconductor, Ltd., 215, Daesin-ro, Heungdeok-gu, Cheongju-si, Chungcheongbuk-do, 28429, Republic of Korea

“Inventories

Inventories are stated at the lower of cost or market, using the average cost method, which approximates the first in, first out method (“FIFO”). If net realized value is less than cost at the balance sheet date, the carrying amount is reduced to the realizable value, and the difference is recognized as a loss on valuation of inventories within cost of sales. Inventory reserves are established when conditions indicate that the net realizable value is less than costs due to physical deterioration, obsolescence, changes in price levels, or other causes based on individual facts and circumstances. We evaluate the sufficiency of inventory reserves and take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product age and other factors. Reserves are also established for excess inventory based on our current inventory levels and projected demand and our ability to sell those specific products ~~in excess of six months of projected for each specific product~~. Situations that could cause these inventory reserves include a decline in business and economic conditions, decline in consumer confidence caused by changes in market conditions, sudden and significant decline in demand for our products, inventory obsolescence because of rapidly changing technology and consumer requirements, or failure to estimate end customer demand properly. A reduction of these inventory reserves may be recorded if previously reserved items are subsequently sold as a result of unexpected changes to certain aforementioned situations.

The gross amount of inventory reserves charged to cost of sales totaled $7,646 thousand, $13,635 thousand and $12,938 thousand in the fiscal years ended December 31, 2016, 2015 and 2014, respectively. The new cost base related to the sale of inventory that was previously written down totaled $4,985 thousand, $13,932 thousand and $12,055 thousand in the fiscal years ended December 31, 2016, 2015 and 2014, respectively.

~~In addition, a~~ As prescribed in ASC 330, “Inventory”, once a reserve is established for a particular item based on our assessment as described above, it is maintained until the related item is sold or scrapped as a new cost basis has been established that cannot subsequently be marked up. In addition, the cost of inventories is determined based on the normal capacity of each fabrication facility. In case the capacity utilization is lower than a certain level that management believes to be normal, the fixed overhead costs per production unit which exceed those under normal capacity are charged to cost of sales rather than capitalized as inventories.”

The Company also intends to include the foregoing disclosure in its financial statements notes in future Form 10-K filings where applicable. The Company also respectfully acknowledges the Staff’s comment and in applicable future filings the Company will disclose the impact of the sale of previously impaired inventory on gross margins if determined to be material.

*        *        *         *        *

If you have any questions regarding our responses, please feel free to contact me by telephone at +82 43 718 3535 or by email at jonathan.kim@magnachip.com.

Very truly yours,

MagnaChip Semiconductor Corporation

By:	/s/ Jonathan W. Kim
Jonathan W. Kim
Chief Financial Officer, Executive Vice President and Chief Accounting Officer

cc:	Tara Harkins, SEC

Theodore S. Kim, MagnaChip Semiconductor Corporation

Stuart Ogg, Jones Day
Micheal Reagan, Jones Day

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